SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d−101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13-d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO §240.13-d-2(a)

(Amendment No. 15)*

Macquarie Infrastructure Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

55608B105

(CUSIP Number)

Graeme Conway

Macquarie Infrastructure Management (USA) Inc.
125 West 55th Street

New York, New York, 10019

(212) 231-1000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

Copies to:

Michelle B. Rutta
White & Case LLP
1155 Avenue of the Americas
New York, NY 10036
(212) 819-7864

April 22, 2016

(Date of Event which Requires Filing of this Statement)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§. 240.13d−1(e), 240.13d−1(f) or 240.13d−1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Macquarie Infrastructure Management (USA) Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,817,567
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,817,567
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,817,567
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON (See Instructions) CO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Macquarie Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,819,031
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,819,031
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON (See Instructions) CO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Delaware Management Business Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 384
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 384
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 384
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) HC

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Macquarie Group Services Australia Pty Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,464
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,464
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,464
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

This Amendment No. 15 amends and supplements the information set forth in the Schedule 13D (the “Original Schedule 13D”) previously filed with the Securities and Exchange Commission on July 5, 2007 by Macquarie Infrastructure Management (USA) Inc., a corporation organized under the laws of Delaware (“MIMUSA”) and the Schedule 13D filed on August 17, 2007 by Macquarie Bank Limited, a company formed under the laws of Australia (“MBL”), as amended by the Schedule 13D/A filed on October 12, 2007 by MIMUSA and MBL (“Amendment No. 1”), the Schedule 13D/A filed on December 18, 2007 by MIMUSA, Macquarie Group Limited, a company formed under the laws of Australia (“MGL”) and Macquarie Group Services Australia Pty Limited, a company formed under the laws of Australia (“MGSA”) (“Amendment No. 2”), the Schedule 13D/A filed on June 24, 2010 by MIMUSA, MGL and MGSA (“Amendment No. 3”), the Schedule 13D/A filed on January 18, 2012 by MIMUSA, MGL and MGSA (“Amendment No. 4”), the Schedule 13D/A filed on December 21, 2012 by MIMUSA, MGL, MGSA and Macquarie Private Wealth Inc., a company formed under the laws of Canada (“MPW”) (“Amendment No. 5”), the Schedule 13D/A filed on March 11, 2013 by MIMUSA, MGL, MGSA and MPW (“Amendment No. 6”), the Schedule 13D/A filed on March 21, 2013 by MIMUSA, MGL, MGSA and MPW (“Amendment No. 7”), the Schedule 13D/A filed on May 14, 2013 by MIMUSA, MGL, MGSA and MPW (“Amendment No. 8”), the Schedule 13D/A filed on September 16, 2013 by MIMUSA, MGL, MGSA and MPW (“Amendment No. 9”), the Schedule 13D/A filed on October 25, 2013 by MIMUSA, MGL, MGSA and MPW (“Amendment No. 10”), the Schedule 13D/A filed on April 24, 2014 by MIMUSA, MGL and MGSA (“Amendment No. 11”), the Schedule 13D/A filed on November 20, 2014 by MIMUSA, MGL and MGSA (“Amendment No. 12”), the Schedule 13D/A filed on April 29, 2015 by MIMUSA, MGL and MGSA (“Amendment No. 13) and the Schedule 13D/A filed on June 9, 2015 by MIMUSA, MGL and MGSA (“Amendment No. 14,” and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12 and Amendment No. 13, the “Schedule 13D”). Unless indicated otherwise, all items left blank remain unchanged and any items which are reported are deemed to amend and supplement the existing items in the Schedule 13D.

Item 2. Identity and Background

The response set forth in Item 2 of the Schedule 13D is hereby amended and restated in its entirety.

This statement on Schedule 13D is being filed by MIMUSA, MGSA, MGL and Delaware Management Business Trust, a trust organized under the laws of Delaware (“DMBT”).

MIMUSA has its principal offices at 125 West 55th Street, New York, New York, 10019, United States. MGL and MGSA have their principal offices at No. 1 Martin Place, Sydney, New South Wales 2000, Australia. DMBT has its principal offices at 2005 Market Street, Philadelphia, Pennsylvania, 19103, United States.

MGSA is a direct wholly owned subsidiary of MGL.

MIMUSA is an indirect wholly owned subsidiary of MGL. MIMUSA is 100% directly owned by Macquarie Infrastructure and Real Assets Inc. (“MIRA”), a Delaware corporation, which is 100% directly owned by Macquarie Holdings (U.S.A.) Inc. (“MHUSA”), a Delaware corporation. MHUSA is a direct wholly owned subsidiary of Macquarie Equities (US) Holdings Pty Limited, a company formed under the laws of Australia (“MEQH”). MEQH is a direct wholly owned subsidiary of Macquarie Group (US) Holdings No.1 Pty Ltd, a company formed under the laws of Australia (“MGUSH1”). MGUSH1 is a direct wholly owned subsidiary of Macquarie Corporate International Holdings Pty Ltd (f/k/a Macquarie Capital International Holdings Pty Ltd, f/k/a Macquarie Group International Holdings Pty Ltd) (“MCIHL”), a company formed under the laws of Australia, which is in turn a wholly owned direct subsidiary of Macquarie Corporate Holdings Pty Ltd, a company formed under the laws of Australia (f/k/a Macquarie Capital Group Pty Ltd) (“MCHL”). MCHL is a direct wholly owned subsidiary of Macquarie Financial Holdings Limited, a company formed under the laws of Australia (“MFHL”). MFHL is a direct wholly owned subsidiary of MGL, the ultimate controlling entity of MIMUSA.

DMBT is an indirect wholly owned subsidiary of MGL. DMBT is 100% directly owned by Delaware Investment Management Company, LLC, a limited liability company formed under the laws of Delaware (“DIMC”), which is 100% directly owned by Delaware Management Holdings, Inc., a corporation formed under the laws of Delaware (“DMHI”). DMHI is 100% directly owned by Macquarie Affiliated Managers (USA) Inc., a corporation formed under the laws of Delaware (“MAMU”), which is a wholly owned subsidiary of Macquarie Affiliated Managers Holdings (USA) Inc., a corporation formed under the laws of Delaware (“MAMH”). MAMH is a wholly owned subsidiary of Macquarie FG Holdings Inc., a corporation formed under the laws of Delaware (“MFGH”), which is in turn a wholly owned subsidiary of MEQH.

MEQH, MGUSH1, MCIHL, MCHL and MFHL have their principal offices at 50 Martin Place, Sydney, New South Wales 2000, Australia. MIRA and MHUSA have their principal offices at 125 West 55th Street, New York, New York, 10019, United States.

DIMC and DMHI have their principal offices at 2005 Market Street, Philadelphia, Pennsylvania, 19103, United States. MAMU, MAMH and MFGH have their principal offices at 125 West 55th Street, New York, New York, 10019, United States.

The directors and executive officers of MIMUSA, MGSA, MGL and DMBT are set forth on Schedules I, II, III and IV attached hereto, respectively. Schedules I, II, III and IV set forth the following information with respect to each such person:

i.	name;

ii.	business address (or residence where indicated);

iii. present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

iv. citizenship.

During the last five years, none of MIMUSA, MGSA, MGL, DMBT, MIRA, MHUSA, MEQH, MGUSH1, MCIHL, MCHL, MFHL, DIMC, DMHI, MAMU, MAMH and MFGH nor any person named in Schedules I, II, III and IV, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The response set forth in Item 3 of Schedule 13D is hereby amended and supplemented by the following information:

For the month ended May 31, 2015, MIMUSA has elected to reinvest $6,257,552 of its base management fees in common stock of the Issuer (the “Common Stock”) pursuant to the terms of the Third Amended and Restated Management Services Agreement, dated as of May 21, 2015, as amended from time to time, among the Issuer, MIC Ohana Corporation and MIMUSA (the “Management Services Agreement”). On June 15, 2015, the Issuer issued 73,984 shares of Common Stock to MIMUSA upon such reinvestment.

For the month ended June 30, 2015, MIMUSA has elected to reinvest $6,358,589 of its base management fees in Common Stock pursuant to the terms of the Management Services Agreement. On July 17, 2015, the Issuer issued 73,986 shares of Common Stock to MIMUSA upon such reinvestment.

For the month ended July 31, 2015, MIMUSA has elected to reinvest $6,345,322 of its base management fees in Common Stock pursuant to the terms of the Management Services Agreement. On August 28, 2015, the Issuer issued 76,660 shares of Common Stock to MIMUSA upon such reinvestment.

For the month ended August 31, 2015, MIMUSA has elected to reinvest $5,849,867 of its base management fees in Common Stock pursuant to the terms of the Management Services Agreement. On September 17, 2015, the Issuer issued 75,285 shares of Common Stock to MIMUSA upon such reinvestment.

For the month ended September 30, 2015, MIMUSA has elected to reinvest $5,922,174 of its base management fees in Common Stock pursuant to the terms of the Management Services Agreement. On October 27, 2015, the Issuer issued 74,969 shares of Common Stock to MIMUSA upon such reinvestment.

For the month ended October 31, 2015, MIMUSA has elected to reinvest $5,801,485 of its base management fees in Common Stock pursuant to the terms of the Management Services Agreement. On November 24, 2015, the Issuer issued 75,092 shares of Common Stock to MIMUSA upon such reinvestment.

For the month ended November 30, 2015, MIMUSA has elected to reinvest $5,854,997 of its base management fees in Common Stock pursuant to the terms of the Management Services Agreement. On December 16, 2015, the Issuer issued 75,622 shares of Common Stock to MIMUSA upon such reinvestment.

For the month ended December 31, 2015, MIMUSA has elected to reinvest $5,353,168 of its base management fees in Common Stock pursuant to the terms of the Management Services Agreement. On January 26, 2016, the Issuer issued 77,019 shares of Common Stock to MIMUSA upon such reinvestment.

For the month ended January 31, 2016, MIMUSA has elected to reinvest $5,075,353 of its base management fees in Common Stock pursuant to the terms of the Management Services Agreement. On February 23, 2016, the Issuer issued 77,605 shares of Common Stock to MIMUSA upon such reinvestment.

For the month ended February 29, 2016, MIMUSA has elected to reinvest $4,679,903 of its base management fees in Common Stock pursuant to the terms of the Management Services Agreement. On March 18, 2016, the Issuer issued 78,559 shares of Common Stock to MIMUSA upon such reinvestment.

For the month ended March 31, 2016, MIMUSA has elected to reinvest $5,040,630 of its base management fees in Common Stock pursuant to the terms of the Management Services Agreement. On April 22, 2016, the Issuer issued 78,015 shares of Common Stock to MIMUSA upon such reinvestment.

On November 11, 2015, DMBT acquired 184 shares of the Issuer’s Common Stock when a client of DMBT deposited such shares in an investment account with DMBT.

On November 17, 2015, DMBT acquired 150 shares of the Issuer’s Common Stock when a client of DMBT deposited such shares in an investment account with DMBT.

On February 18, 2016, DMBT acquired 50 shares of the Issuer’s Common Stock when a client of DMBT deposited such shares in an investment account with DMBT.

Item 5. Interest in Securities of the Issuer

(a)–(b)	The information required by these paragraphs is set forth in Numbers 7 through 11 and 13 of each of the cover pages of this Schedule 13D and is incorporated herein by reference. Such information includes 5,820,017 shares of Common Stock and is based on 80,336,153 shares of Common Stock outstanding as of April 22, 2016.

(c)	Except as disclosed above, none of MIMUSA, MGL, MGSA or DMBT has effected any transaction in the Issuer’s Common Stock during the past 60 days.

On June 26, 2015, MGSA sold 986 shares of the Issuer’s Common Stock.

(d)	Not applicable.

(e)	Not applicable.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: May 13, 2016	MACQUARIE INFRASTRUCTURE MANAGEMENT (USA) INC.

	By:	/s/ Graeme Conway
Name: Graeme Conway Title: President

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: May 13, 2016	MACQUARIE GROUP SERVICES AUSTRALIA PTY LIMITED

	By:	/s/ Dennis Leong
Name: Dennis Leong Title: Secretary

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: May 13, 2016	MACQUARIE GROUP LIMITED

	By:	/s/ Gus Wong
Name: Gus Wong Title: Attorney-in-Fact

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: May 12, 2016	DELAWARE MANAGEMENT BUSINESS TRUST

	By:	/s/ Brian Murray
Name: Brian Murray Title: Chief Compliance Officer

SCHEDULE I

The name and present principal occupation of each of the executive officers and directors of Macquarie Infrastructure Management (USA) Inc. are set forth below. Unless otherwise noted, each of these persons is an Australian citizen and has as his/her business address 125 West 55th Street, New York, New York, 10019, United States.

Name	Position with Reporting Person	Principal Occupatio	Country of Citizenship (if not Australia)

Graeme Conway	Chief Executive Officer and President and Director	Head of the Americas – MIRA
Aaron Rubin	Vice President and Director	Head of MIRA North American Energy Team
Mark Cruikshank	Vice President and Director	Head of Global Tax – MIRA
Jonathon Laurie	Treasurer	Finance Director of MIRA

SCHEDULE II

The name and present principal occupation of each of the executive officers and directors of Macquarie Group Services Australia Pty Limited are set forth below. Unless otherwise noted, each of these persons is an Australian citizen and has as his/her business address No. 1 Martin Place, Sydney, New South Wales 2000, Australia.

Name	Position with Reporting Person	Principal Occupation	Country of Citizenship (if not Australia)

Lisa Fraser	Director	Accountant
Nigel Donnelly	Secretary	Lawyer
Dennis Leong	Secretary	Company Secretary
Paula Walsh	Secretary	Company Secretary
Tracey MacDonald	Director	Human Resources Director
Justin Moffitt	Director	Chief Information Officer

SCHEDULE III

The name and present principal occupation of each of the executive officers and directors of Macquarie Group Limited are set forth below. Unless otherwise noted, each of these persons is an Australian citizen and has as his/her business address No. 1 Martin Place, Sydney, New South Wales 2000, Australia.

Name	Position with Reporting Person	Principal Occupation	Country of Citizenship (if not Australia)

Michael Coleman	Director	Non-executive Director
Patricia Cross	Director	Non-executive Director
Diane J. Grady	Director	Non-executive Director
Michael John Hawker	Director	Non-executive Director
Nicholas W. Moore	Executive Director	Chief Executive Officer
Gary Banks	Director	Non-executive Director
Peter H. Warne	Director & Chairman	Non-executive Director
Gordon Cairns	Director	Non-executive Director
Nicola Wakefield Evans	Director	Non-executive Director
Dennis Leong	Secretary	Company Secretary
Paula Walsh	Secretary	Company Secretary
Nigel Donnelly	Secretary	Lawyer

SCHEDULE IV

The name and present principal occupation of each of the executive officers and members of the Board of Trustees of Delaware Management Business Trust are set forth below. Unless otherwise noted, each of these persons is an Australian citizen and has as his/her business address 2005 Market Street, Philadelphia, Pennsylvania, 19103.

Name	Position with Reporting Person	Principal Occupatio	Country of Citizenship (if not Australia)

Shawn Lytle	President and Member of the Board of Trustees	President and Member of the Board of Trustees	USA
Roger A. Early	Executive Vice President / Managing Director, Head of Fixed Income Investments / Co-Chief Investment Officer – Total Return Fixed Income Strategy and Member of the Board of Trustees	Executive Vice President / Managing Director, Head of Fixed Income Investments / Co-Chief Investment Officer – Total Return Fixed Income Strategy and Member of the Board of Trustees	USA
David F. Connor	Senior Vice President / General Counsel / Secretary and Member of the Board of Trustees	Senior Vice President / General Counsel / Secretary and Member of the Board of Trustees	USA
Brian L. Murray, Jr.	Senior Vice President / Chief Compliance Officer	Senior Vice President / Chief Compliance Officer	USA
Susan L. Natalini	Senior Vice President / Chief Operations Officer – Investments	Senior Vice President / Chief Operations Officer – Investments	USA
Richard Salus	Senior Vice President / Chief Financial Officer	Senior Vice President / Chief Financial Officer	USA

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